UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 7, 2016

Mr. Carlos Pavez Tolosa

Superintendent

Superintendence of Securities and Insurance

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: MATERIAL FACT

_________________________

Dear Superintendent:

In accordance with articles 9º and 10º of the Securities Market, established by General Regulation N° 30, and being duly authorized thereto, I hereby inform you of a material fact from LATAM Airlines Group S.A. (hereafter, “LATAM”or the “Company”), Securities register Nº 306:

On this date, the Board of Directors has accepted the resignation of Mr. Ricardo J. Caballero as director of the Company, due to a new position he has assumed in his country of residence, the United States of America, which limits him from performing his duties as director of LATAM. The Board has not yet agreed on the appointment of a substitute which could take place at a future meeting thereof. A complete renewal of the Board of Directors of the Company should take place at the next Annual Shareholders Meeting.

Yours Sincerely,,

Cristián Toro Cañas

Vice-president Legal

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO